KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 11 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31,
	2008	2007	2006

Weighted average number of limited partners’ units on which limited partners’ net income per unit is based:
Basic	257.2	236.9	224.6
Add: Incremental units under common unit option plan and under at contracts to issue units depending on the market price of the units
a future date	—	—	0.3
Assuming dilution	257.2	236.9	224.9

Calculation of Limited Partners’ interest in Net Income (Loss):
Income from Continuing Operations	$1,303.5	$416.4	$989.8
Less: General Partner’s interest in Income from Continuing
Operations	(805.8)	(609.9)	(513.2)
Limited Partners’ interest in Income from Continuing Operations	497.7	(193.5)	476.6
Add: Limited Partners’ interest in Income from Discontinued
Operations	1.3	172.2	14.2
Limited Partners’ interest in Net Income (Loss)	$499.0	$(21.3)	$490.8

Basic Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$1.94	$(0.82)	$2.12
Income from Discontinued Operations	$—	$0.73	$0.07
Net Income (Loss)	$1.94	(0.09)	2.19

Diluted Limited Partners’ Net Income (Loss) per unit:
Income (Loss) from Continuing Operations	$1.94	$(0.82)	$2.12
Income from Discontinued Operations	$—	$0.73	$0.06
Net Income (Loss)	$1.94	$(0.09)	$2.18